

BlockFrame Inc. Promissory Note

Wednesday, August 21, 2024

For value received, BlockFrame Inc. (a Colorado Corporation), with principal offices at 990 Point of the Pines Dr. Colorado Springs, CO 80919 ("**the Company**") promises to pay to the order of Christopher Paul Gorog ("**Lender**") of 9 Ironbridge Ln, Pueblo CO 81001, the sum of $45,000 (Forty-Five Thousand US Dollars), together with interest of 9.5% per annum on the unpaid balance. The entire principal and any accrued interest shall be fully and immediately payable upon demand of any holder thereof:

- Upon expiration of the term of the loan as defined below
- The Company's receipt of equity funding in excess of $100,000 (One Hundred Thousand US Dollars).

Term of Loan: 6 Months but can be extended at the *mutual* agreement between the Company and Lender for up to 1 Year.

Signed by:
3D08E7CAB09C401...
Subhash Paluru, PhD
Date: 8/21/2024
Chief Investment Officer
BlockFrame Inc.

Signed by:
Christopher Paul Gorog
84A280A0DCFF410...
Lender Signature
Date: 8/21/2024
Lender Name **Christopher Paul Gorog**